# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 54 St. Emanuel Street, Mobile, Alabama (AL), 36602
Date of event which requires filing of this statement: 02/11/2025
Amends the filing with accession number 0000950170-25-004690
Filed by CIK 0001665159
Persons authorized to receive notices and communications: Andris Upitis, 1401 Lavaca St, PMB 40912, Austin, Texas (TX), 78701, (801) 924-4131

## Reporting persons
- Ocho Investments LLC (CIK 0001665159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,114,178; sole dispositive power 0; shared dispositive power 1,114,178; aggregate amount beneficially owned 1,114,178 (7.5% of the class)
- Andris Upitis: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,114,178; sole dispositive power 0; shared dispositive power 1,114,178; aggregate amount beneficially owned 1,114,178 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: TruBridge, Inc.
Address of issuer's principal executive offices: 54 St. Emanuel Street, Mobile, Alabama (AL), 36602

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

On February 11, 2025, the Issuer and Ocho Investments LLC ( "Ocho") entered into a Cooperation Agreement and a Confidentiality Agreement as further described in Item 6 below. Also on that date, Mr. Andris Upitis ("Upitis") was appointed to the Issuer's board of directors (the "Board") and the Nominating and Corporate Governance Committee of the Board. As required by the terms of the Cooperation Agreement, Upitis submitted an irrevocable resignation, which will become effective only upon both (1) acceptance by the Board, and (2) Ocho's beneficial ownership of the Common Stock failing to exceed 597,003 shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference. The percentage ownership is based 14,925,074 shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2024.
Transactions in the class effected during the past sixty days: There have been no transactions in the Shares by Reporting Person during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 11, 2025, Ocho and the Issuer entered into the Cooperation Agreement. Pursuant to the terms of the Cooperation Agreement, the Issuer agreed to take all necessary actions to (i) increase the size of the Board by two seats; (ii) appoint Upitis and Jerry Canada (together, the "New Directors") to the Board to serve as Class II directors; (iii) nominate each New Director as a candidate for election to the Board as a Class II director at the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"); and (iv) appoint Upitis to the Nominating and Corporate Governance Committee of the Board and Mr. Canada to the Compensation Committee of the Board. Ocho is provided with limited rights to replace Upitis in the event of his death or disability and subject to certain ownership requirements of Ocho. Pursuant to the terms of the Cooperation Agreement, Upitis submitted the irrevocable resignation described in Item 4 above.

The Issuer also affirmed that David A. Dye, who previously announced he would serve on the Board until the expiration of his term at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"), will not be standing for reelection at the 2026 Annual Meeting, and agreed that such affirmation would be included in the Issuer's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the 2025 Annual Meeting.

In connection with the Cooperation Agreement, the Issuer has agreed to take all necessary actions to declassify the Board, including to submit to a vote of the Issuer's stockholders a binding proposal at the 2025 Annual Meeting, such that, if the proposal is approved by stockholders at the 2025 Annual Meeting, (i) the directors elected at the 2025 Annual Meeting would be elected with a term expiring at the 2026 Annual Meeting, and (ii) all directors (including the Class I directors elected at the Issuer's 2024 annual meeting of stockholders) will be elected for one-year terms beginning at the 2026 Annual Meeting.

Additionally, pursuant to the Cooperation Agreement, the Issuer agreed to amend that certain Rights Agreement, dated as of March 26, 2024, by and between the Issuer and Computershare Trust Issuer, N.A., as rights agent, as amended by that certain Amendment to the Rights Agreement, dated as of April 22, 2024 (as amended, the "Rights Agreement"), such that the Final Expiration Date (as defined in the Rights Agreement) was accelerated to February 12, 2025.

During the term of the Cooperation Agreement, Ocho has agreed to vote all shares of Common Stock beneficially owned by it at all meetings of the Issuer's stockholders in accordance with the Board's recommendations, except that Ocho (i) may vote in accordance with the recommendation of Institutional Shareholder Services Inc. or Glass, Lewis & Co. LLC if either of them recommends differently from the Board (other than on proposals with respect to the election, removal or replacement of directors, the Issuer's "say on pay" proposal, the authorization of shares or the issuance of equity in connection with employee compensation), and (ii) may vote in its discretion on Extraordinary Transactions (as defined in the Cooperation Agreement) and the ratification or approval of any stockholder rights plan.

Ocho has also agreed to certain customary standstill provisions prohibiting it and its Affiliates (as defined in the Cooperation Agreement) from, among other things, (i) soliciting proxies, (ii) advising or knowingly encouraging any person with respect to the voting or disposition of any securities of the Issuer, subject to limited exceptions, (iii) taking actions to change or influence the Board, management or the direction of certain Issuer matters, and (iv) acquiring, in the aggregate beneficial ownership of more than 10% of the outstanding shares of Common Stock. However, the Cooperation Agreement does not restrict Ocho or its Affiliates from, among other things, (a) communicating privately with members of the Board or senior officers of the Issuer regarding any matter in a manner consistent with communications that may be reasonably made by all stockholders of the Issuer, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by any party, or (b) privately communicating with stockholders of the Company or others in a manner that does not otherwise violate the terms of the Cooperation Agreement. Additionally, the Cooperation Agreement does not limit the actions of Upitis in his capacity as a director.

The Cooperation Agreement will terminate on the date that is the earlier of (i) 30 days prior to the deadline for the submission of stockholder notice of director nominations for the 2026 Annual Meeting and (ii) December 31, 2025; provided, that the provision relating to all directors standing for election at the 2026 Annual Meeting shall survive until three business days following the 2026 Annual Meeting, unless the Cooperation Agreement is terminated as a result of an uncured material breach by Ocho.

Pursuant to the Cooperation Agreement, Ocho and the Issuer also entered into a Confidentiality Agreement pursuant to which, among other things, the Issuer has consented to the disclosure by Upitis to Ocho of certain Confidential Information (as defined therein) that he learns in his capacity as a member of the Board, subject to the terms and conditions contained therein.

The foregoing description of the Cooperation Agreement and Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full terms and conditions of the Cooperation Agreement and the Confidentiality Agreement, which are filed as Exhibits 99.1 and 99.2 to this Schedule 13D, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 Cooperation Agreement, dated February 11, 2025 between the Issuer and Ocho.

99.2 Confidentiality Agreement, dated February 11, 2025 between the Issuer and Ocho.

## Signatures
- Ocho Investments LLC: /s/ Andris Upitis, Andris Upitis, Manager (02/12/2025)
- Andris Upitis: /s/ Andris Upitis, Andris Upitis (02/12/2025)